Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 3, 2004	No. 12/04

IAMGOLD RESPONDS TO GOLDEN STAR'S LATEST ACTION

Toronto, Ontario: June 3, 2004 – Golden Star Resources Ltd. ("Golden Star") announced yesterday that depending on the outcome of litigation commenced by Golden Star, it proposes to make a formal take-over bid in the future on the same terms and conditions of its conditional proposal made on May 27, 2004 (1.15 Golden Star shares for each IAMGold share). At the market closing today, this would represent a below market bid.

IAMGold Corporation ("IAMGold") continues to believe that its business combination with Wheaton River Minerals Ltd. ("Wheaton River") represents a superior alternative to the shareholders of IAMGold.

Joseph Conway, President and CEO of IAMGold, commented “It appears Golden Star does not intend to make any changes to the conditions of its previously announced proposal. IAMGold’s Board of Directors, in consultation with external financial and legal advisors, have found it dilutive to IAMGold’s shareholders on all measures and significantly inferior to the Wheaton transaction this proposal was not pursued by the Board. We feel coupling IAMGold’s interests in its four operating mines with Golden Star’s largely development projects, two of which are already behind schedule, is not in IAMGold’s shareholders interests.”

IAMGold believes that its shareholders should continue to have the right to consider and vote upon the Wheaton River business combination, originally announced two months ago, at the shareholders' meeting scheduled to be held on June 8, 2004.

A summary of the merits of Wheaton transaction include:

	Golden Star	Wheaton

Impact to NAV, earnings and cash flow	Dilutive on all measures	Neutral to NAV and accretive to earnings and cash flow

Management	2 senior executives with operating expertise limited to West Africa	Financial track record coupled with two senior executives with experience in development, construction, processing and mine management in Mexico, Australia and Papua New Guinea

Asset Quality
One 190,000 oz/year mine (Bogoso)

One plant expansion six months behind schedule (Bondaye)

One development project six months behind schedule (Wassa)

59% interest in advanced stage exploration project (Prestea)

Interest in the world class Alumbrera project

100% interest in the Peak mine producing 130,000 oz/year

100% interest in the Luismin mine producing 220,000 oz/year

Two development projects expected to produce 350,000 ounces in two years

Nine exploration joint ventures

Production	Pure gold	Dominantly gold

Synergies	Minimal, tax inefficient, no operational synergies	Shared growth strategies

Geographic Focus	West Africa	Global

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGold and Wheaton, each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact:
Joe Conway	or	Tom Atkins
President and CEO		Vice-President, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:

This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.